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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of                                                                           April 2005

                                                                            Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

                                                   145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                             ]

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: April 1, 2005
	By:	/s/ DAVID GAROFALO Vice-President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular dated March 21, 2005
99.2	Management's Discussion and Analysis
99.3	Annual Audited Consolidated Financial Statements

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SIGNATURE
EXHIBIT INDEX